Exhibit 99.1

Origin Agritech Limited Reports Unaudited Financial Results For Three Months

Ended December 31, 2016

• Stable performance in a reduced corn acreage environment

• Exiting canola seed sales market

DES MOINES, Iowa--/PRNewswire/-- March 09, 2017--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2016. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

Dr. William S. Niebur, Chief Executive Officer of Origin commented, “Origin continues to make steady progress in the implementation of our vision. The strong operational achievements thus far in FY 2017 move our organization closer to becoming the preferred agricultural technology partner for and from China. Leading global and domestic Chinese companies in the agricultural seeds industry rely on external innovation for new ideas and growth. We are focused on providing this opportunity through the advancement of our lead biotech traits in approval pipelines, while licensing our superior hybrid corn products in China as well as ongoing progress in global regulatory approvals for Origin traits. Together, our intended shift to a licensing model for our biotech traits and germplasm will serve as new revenue growth opportunities and provide greater financial flexibility and operational efficiency to our operations.

Our pivot in business strategy launched in 2016 and continued in 2017 facilitates our shift to a unique and profitable business model positioning Origin for much future revenue and profit growth. In the coming months we will provide updates and reports on our progress towards strengthening our team, business, and collaborations. As we demonstrate our progress, we will continue our communication and outreach efforts with the investment community.”

FINANCIAL RESULTS OVERVIEW

Total net revenue for the first quarter of fiscal 2017 decreased by 35.2% to RMB5.5 million (US$0.8 million) from RMB8.6 million in the prior year period. First quarter revenue was largely represented by sales of canola seeds and the decrease is because we plan to exit canola seed sales from the market due to a challenging environment for the Company’s canola seed business.

Deferred revenues decreased by 46.1% to RMB165.0 million (US$23.8 million) as of December 31, 2016, compared with RMB306.1 million as of December 31, 2015. The decrease in deferred revenues was caused due to multiple factors such as the Company optimizing its product packaging to comply with new industry-wide government requirements on seed packaging, which delayed the delivery period, overall reduction in corn acres in high single digit percentage, over-supply of corn seeds in the market and, farmers delaying buying decisions to match when the government will fix commodity prices. Deferred revenues mainly reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross profit for the first quarter of fiscal 2017 decreased by 28.3% to RMB 2.7 million (US$0.4 million) from RMB3.7 million in the prior year period. The decrease was in line with the decrease of sales of canola seeds.

Total operating expenses in the first quarter of fiscal 2017 were RMB26.0 million (US$3.8 million), which remained consistent with RMB25.9 million in the same quarter of fiscal 2016. Selling and marketing expenses in the first quarter of fiscal 2017 were RMB11.2 million (US$1.6 million), which remained stable with RMB11.4 million in the same quarter of fiscal 2016. General and administrative expenses in the first quarter of fiscal 2017 were RMB9.7 million (US$1.4 million), which remained stable with RMB9.6 million in the same quarter of fiscal 2016. Research and development expenses were RMB9.1 million (US$1.3 million) in the first quarter of fiscal 2017, compared with RMB10.4 million in the same quarter of fiscal 2016, benefiting from disciplined cost control.

Loss from operations for the first quarter of fiscal year 2017 was RMB23.4 million (US$3.4 million), compared with an operating loss of RMB22.2 million in the prior year period. This increase in operating loss was mainly due to the lower gross profit earned during this quarter.

Net loss attributable to the Company for the first quarter of fiscal year 2017 was RMB25.3 million (US$3.7 million), or net loss per basic and diluted share of RMB1.11 (US$0.16), compared with net loss of RMB28.8 million, or net loss per basic and diluted share of RMB1.26 in the same period of the prior year.

BALANCE SHEET

As of December 31, 2016, cash and cash equivalents were RMB5.6 million (US$0.8 million), a decrease of RMB48.9 million, compared with RMB54.5 million as of September 30, 2016. The decrease in cash and cash equivalents was mainly due to the repayment of borrowings during the quarter. The Company had total borrowings of RMB176.8 million (US$25.5 million) as of December 31, 2016, which including short-term borrowings of RMB135.0 million (US$19.5 million) and total long-term borrowing of RMB41.8 million (US$6.0 million), representing a decrease of RMB60.2 million, compared with total borrowing of RMB237.0 million as at September 30, 2016. Short-term loans were mainly used for settlement of seed purchases, while long-term borrowings of bank loans were used for the corn seed production facilities in Xinjiang Origin and the Company’s working capital.

Advances from customers were RMB49.4 million (US$7.1 million) as of December 31, 2016. These advances represent cash receipts for orders in the upcoming selling season.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC, including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

Media Contact: Jeff Patch

Office: (515) 226-0818

Email: jpatch@thinkwixted.com

Investors Contact: Bill Zima

Phone: (203) 682-8233

Email: Bill.zima@icrinc.com

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Three Months ended December 31,
	2015	2016
	RMB	RMB	US$

Revenues	8,553	5,542	799
Cost of revenues	(4,855)	(2,890)	(417)
Gross profit	3,698	2,652	382
Operating expenses:
Selling and marketing	(11,434)	(11,225)	(1,618)
General and administrative	(9,627)	(9,669)	(1,394)
Research and development	(10,432)	(9,146)	(1,318)
Other operating income, net	5,590	4,005	577
Total operating expenses, net	(25,903)	(26,035)	(3,753)

Loss from operations	(22,205)	(23,383)	(3,371)
Interest expense	(4,632)	(2,829)	(408)
Interest income	49	32	5
Loss before income taxes	(26,788)	(26,180)	(3,774)
Income tax expense
Current	(1,414)	(1,282)	(185)
Deferred	-	-	-
Income tax expense	(1,414)	(1282)	(185)
Net loss	(28,202)	(27,462)	(3,959)
Less: Net income (loss) attributable to the non-controlling interests	572	(2,141)	(309)

Net loss attributable to Origin Agritech Limited	(28,774)	(25,321)	(3,650)
Other comprehensive loss
Net loss	(28,202)	(27,462)	(3,959)
Foreign currency translation difference	(1,675)	(4,474)	(645)
Comprehensive loss	(29,877)	(31,936)	(4,604)
Less: Comprehensive income (loss) attributable to non-controlling interests	572	(2,141)	(309)
Comprehensive loss attributable to Origin Agritech Limited	(30,449)	(29,795)	(4,295)

Net loss attributable to Origin Agritech Limited per share – basic	(1.26)	(1.11)	(0.16)
Net loss attributable to Origin Agritech Limited per share – diluted	(1.26)	(1.11)	(0.16)

Shares used in calculating basic and diluted net loss per share	22,813,541	22,873,541	22,873,541

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except number of share and per share data)

	12/31/2015	9/30/2016	12/31/2016	12/31/2016
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	85,307	54,509	5,643	814
Restricted cash	20,280	21,181	21,181	3,053
Accounts receivable	5,087	491	1,003	145
Due from related parties	3,718	-	-	-
Advances to suppliers	8,264	7,363	5,465	788
Advances to growers	1,370	21,672	324	47
Inventories	554,035	368,086	488,171	70,372
Income tax recoverable	48	48	48	7
Other current assets	4,587	4,753	4,866	701
Total current assets	682,696	478,103	526,701	75,927
Restricted cash	-	-	-	-
Land use rights, net	31,421	30,740	31,707	4,571
Plant and equipment, net	319,322	313,749	310,346	44,738
Long-term investments	18,721	18,721	18,721	2,699
Goodwill	11,973	11,973	11,973	1,726
Acquired intangible assets, net	31,589	24,930	24,145	3,481
Other assets	2,345	2,410	1,951	281
Total assets	1,098,067	880,626	925,544	133,423

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	230,000	190,000	135,000	19,461
Current portion of long-term borrowings	26,981	27,057	41,811	6,027
Accounts payable	16,196	4,374	17,190	2,478
Due to growers	49,268	19,926	54,920	7,917
Due to related parties	11,612	103,905	180,593	26,033
Advances from customers	104,204	208,844	49,368	7,117
Deferred revenues	306,143	7,008	165,009	23,787
Income tax payable	1,377	-	1,282	185
Other payables and accrued expenses	44,769	53,388	65,600	9,456
Total current liabilities	790,550	614,502	710,773	102,461
Long-term borrowings	26,773	20,000	-	-
Other long-term liability	19,604	27,507	27,080	3,905
Total liabilities	836,927	662,009	737,853	106,366

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)
Common stock (no par value; 60,000,000 shares authorized,
24,091,163, 24,151,163 and 24,151,163 shares issued as of December 31, 2015, September 30, 2016 and December 31, 2016, respectively;
22,813,541, 22,873,541 and 22,873,541 shares outstanding as of
December 31, 2015, September 30, 2016 and December 31, 2016, respectively)	-	-	-	-
Additional paid-in capital	402,739	411,296	412,306	59,436
Accumulated deficit	(145,582)	(182,386)	(207,707)	(29,942)
Treasury stock at cost (1,277,622, 1,277,672 and 1,277,622 shares as of December 31, 2015, September 30, 2016 and December 31, 2016, respectively)	(37,445)	(37,445)	(37,445)	(5,398)
Accumulated other comprehensive loss	(8,728)	(11,177)	(15,651)	(2,256)
Total Origin Agritech Limited shareholders’ equity	210,984	180,288	151,503	21,840

Non-controlling interests	50,156	38,329	36,188	5,217
Total equity	261,140	218,617	187,691	27,057

Total liabilities and equity	1,098,067	880,626	925,544	133,423

UNAUDITED SEGMENT INFORMATION

Contributions of the major activities and profitability information of the Company’s reportable segments for the three months ended December 31, 2015 and 2016 are as follows:

(In thousands)	Three Months ended December 31,
	2015	2016
	RMB	RMB	US$
Segment net revenues
Seed Production &Distribution	8,553	5,542	799
Biotech &Product Development	391	181	26
Segment total net revenues	8,944	5,723	825
Inter-segment sales eliminations	(391)	(181)	(26)
Reconciliation to consolidated revenues	8,553	5,542	799

Segment operating loss
Seed Production &Distribution	14,777	13,636	1,966
Biotech &Product Development	5,317	6,827	984
Total segment operating loss	20,094	20,463	2,950
Unallocated corporate operating expenses, net	2,111	2,920	421
Reconciliation to consolidated loss from operations	22,205	23,383	3,371